Proskauer Rose LLP   2049 Century Park East, 32nd Floor  Los Angeles, California 90067-3206

Philippa M. Bond
Member of the Firm
d 310.284.5607
f 310.557.2193
pbond@proskauer.com
www.proskauer.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

April 14, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  Ms. Suzanne Hayes

Re:                        Ares Management, L.P.
Registration Statement on Form S-1
File No. 333-194919

Dear Ms. Hayes:

On behalf of Ares Management, L.P. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rule promulgated thereunder, we supplementally submit this letter and attachments to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Staff’s review of the above-referenced Registration Statement of the Company on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and unit number information expected to be included in the Company’s preliminary prospectus forming part of the Registration Statement.  Based on currently

Confidential Treatment Requested by Ares Management, L.P.

Pursuant to 17 C.F.R. § 200.83

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

April 14, 2014

available information and market conditions, the initial offering price to the public of the Company’s common units (the “Units”) is expected to be between $[***] and $[***] per Unit, based on [***] Units to be offered to the public by the Company (excluding [***] Units to be offered to the public by the Selling Unitholder named in the Registration Statement).  Based on an aggregate of [***] Units to be offered in the offering, the underwriters would have an option to purchase up to an additional [***] Units from the Company.  Based on [***] Units and [***] Operating Group Units (defined in the Registration Statement) outstanding immediately following the completion of the offering, the midpoint of the estimated price range of the offering of $[***] per Unit implies an enterprise value for the Company as of that date of approximately $[***].  Such valuation, price range, number of Units offered and related information are subject to change based upon market conditions, Company performance and other factors.  Attached as Annex A is the section of the Registration Statement entitled “Unaudited Pro Forma Consolidated Financial Data,” marked to reflect the expected price range and number of Units offered by the Company (assuming the underwriters do not exercise their option to purchase additional Units), all of which we expect to include in a subsequent amendment to the Registration Statement.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. §200.83 of the contents of this letter and the attached Annex A.  The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.  Any such notice may be directed to Michael D. Weiner at Ares Management, L.P., 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067 or at  (310) 201-4100, with a copy to Pippa Bond, at Proskauer Rose LLP, 2049 Century Park East, Los Angeles, California 90067.

Pursuant to Rule 83, a copy of this request (but not the confidential information) is also being delivered to the Freedom of Information Act Office of the Commission.

*                                        *                                        *                                        *                                        *                                        *                                        *

Confidential Treatment Requested by Ares Management, L.P.

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 14, 2014

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments you may have.  Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond

Philippa M. Bond

cc:                              Michael Weiner, Ares Management, L.P.

Hugh West, U.S. Securities and Exchange Commission

Sasha Pechenik, U.S. Securities and Exchange Commission

Confidential Treatment Requested by Ares Management, L.P.

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 14, 2014

Annex A

[***]

Confidential Treatment Requested by Ares Management, L.P.

Pursuant to 17 C.F.R. § 200.83